SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
Dated January 10, 2019 between
ETF SERIES SOLUTIONS
and
HOYA CAPITAL REAL ESTATE, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
Hoya Capital Housing ETF	0.30%
Hoya Capital High Dividend Yield ETF	0.50%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of July 22, 2021.

ETF SERIES SOLUTIONS, on behalf of each Fund listed on this Schedule A

By:	/s/ Michael D. Barolsky
Name: Michael D. Barolsky
Title: Vice President

HOYA CAPITAL REAL ESTATE, LLC

By:	/s/ Alex Pettee
Name: Alex Pettee
Title: President